CERTIFICATION

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Olivier Roussy Newton, certify that:

1. I have reviewed this Annual Report on Form 40-F/A of BTQ Technologies Corp.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April __, 2026

/s/ Olivier Roussy Newton
Name: Olivier Roussy Newton
Title: Chief Executive Officer
(principal executive officer)